Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

											Three Months Ended
	Years Ended July 31,										October 31,
	2000		2001		2002		2003		2004		2003		2004 (1)
Earnings
Income (loss) before cumulative effect of change in accounting principle	$60,507		$34,206		$12,878		$12,392		$26,649		$533		($8,729)
Income tax provision (benefit)	35,536		20,091		6,343		2,635		15,232		297		(5,170)

Earnings (loss)	96,043		54,297		19,221		15,027		41,881		830		(13,899)

Fixed Charges
Interest expense	21,169		22,195		16,255		27,985		38,098		9,876		8,996
Portion of rental expense representative of interest factor	1,113		2,082		3,030		3,034		3,264		808		890

Fixed charges	22,282		24,277		19,285		31,019		41,362		10,684		9,886

Capitalized interest	(580)		—		—		—		—		—		—

Earnings (loss) before income tax provision and fixed charges	$117,745		$78,574		$38,506		$46,046		$83,243		$11,514		($4,013)

Ratio of earnings (loss) to fixed charges	5.3	x	3.2	x	2.0	x	1.5	x	2.0	x	1.1	x	—

(1)	For the three months ended October 31, 2004, earnings were insufficient to cover fixed charges.